Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of EQT Midstream Partners, LP for the registration of common units representing limited partner interests and debt securities and to the incorporation by reference therein of our reports dated February 11, 2016, with respect to the consolidated balance sheets of EQT Midstream Partners, LP as of December 31, 2015 and 2014, and the related statements of consolidated operations, cash flows and partners’ capital for each of the three years in the period ended December 31, 2015, and the effectiveness of internal control over financial reporting of EQT Midstream Partners, LP as of December 31, 2015, included in its Annual Report (Form 10-K) filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 30, 2016